DITTYBASE TECHNOLOGIES INC.

(A Development Stage Company)

INTERIM REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007

 (Unaudited – Prepared by management)

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2007 and December 31, 2006
(Unaudited – Prepared by management)

ASSETS	June 30, 2007	December 31,
		2006

Current
Cash	$33,820	$38,320
Accounts receivable	33,394	41,380
GST receivable – Note 3	16,312	14,669
Marketable securities (Market value: $75; 2006: $75)	75	75
Prepaid expenses	4,155	4,190

	87,757	98,544

Security Deposits	2,700	2,700
Equipment – Notes 4 and 7	20,904	18,657
Website costs – Notes 5 and 9	25,549	26,408

	$136,909	$146,309

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 7	$769,109	$796,311
Due to related parties – Note 9	526,937	488,257
Loans payable – Note 6	113,404	108,093
Deferred revenue	7,964	22,405

	1,417,413	1,415,066

SHAREHOLDERS’ DEFICIENCY

Preferred shares, no par value
Unlimited preferred shares authorized, none outstanding
Common shares, no par value Notes 8, 10 and 14
Unlimited share authorized
24,196,976 shares issued (2006: 24,196,976)	3,870,748	3,870,748
Share subscriptions – Notes 8 and 14	227,510	65,300
Contributed Surplus – Notes 8	189,500	189,500
Deficit accumulated during the development stage	(5,568,262)	(5,394,305)

	(1,280,505)	(1,268,757)

	$136,909	$146,309

Nature and Continuance of Operations – Note 1
Commitments – Notes 7, 8 and 12
Contingencies – Note 13
Subsequent Events – Notes 8 and 14

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the three and six months ended June 30, 2007 and 2006
(Unaudited – Prepared by management)

	for three months ended		for six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Revenue
Music license sales	$27,812	$25,244	$63,554	$59,651
Miscellaneous – Note 9	-	-	-	-

	27,812	25,244	63,554	59,651
Expenses
Accounting and legal fees	$6,250	$6,250	$12,500	$12,500
Advertising and promotion	907	9,784	1,601	14,840
Amortization – equipment	1,473	3,961	2,946	7,915
– website	8,544	3,986	16,396	8,345
Bad debt	-	-	-	-
Credit card charges and fees	440	272	1,302	272
Filing Fees	355	340	278	605
Financial consulting fees	-	-	-	-
Foreign exchange loss (gain)	(13,483)	(4,728)	(15,026)	(4,386)
Interest and bank charges	2,803	2,424	6,118	4,919
Interest on capital lease	-	-	-	-
License fees	20,030	18,586	43,132	42,656
Management fees – Note 9	16,476	16,830	34,050	34,146
Consulting and Services	506	2,797	2,119	6,838
Office and miscellaneous	1,671	2,763	2,722	4,867
Rent – Note 9	6,412	6,342	12,797	13,164
Stock-compensation expense – Note 8	-	-	-	-
Telephone and internet	3,090	3,182	6,061	7,162
Transfer Agent Fees	287	2,602	455	2,602
Travel	22	-	22	-
Utilities	-	-	-	-
Wages and benefits	7,063	5,522	13,612	10,722
Wages and benefits to related
parties – Note 9	48,901	44,975	96,426	88,225

	(111,748)	(125,889)	(237,511)	(255,392)

Loss before other items	(83,936)	(100,646)	(173,957)	(195,742)

Other items:
Write-down of equipment	-	-	-	-
Gain on Settlement for accounts payable	-	-	-	7,205
Net loss for the period	(83,936)	(100,646)	(173,957)	(188,536)

Deficit, beginning of the period	(5,484,325)	(4,996,790)	(5,394,305)	(4,908,899)

Deficit, end of the period	$(5,568,262)	$(5,097,436)	$(5,568,262)	$(5,097,436)

Basic and diluted loss per share	$(0.004)	$(0.004)	$(0.007)	$(0.008)

Weighted average number of
shares outstanding	23,985,322	23,358,711	23,985,322	23,358,711

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2007 and 2006
(Unaudited – Prepared by management)

	for the three months ended		for the six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Operating Activities
Net loss for the period	(83,936)	(100,646)	(173,957)	(188,536)
Adjustments to reconcile net loss used in
operations:
Amortization – equipment	1,473	3,961	2,946	7,915
– website	8,544	3,986	16,396	8,345
Write-down of equipment	-	-	-	-
Loss on write-down of marketable securities	-	-	-	-
Gain on settlement on accounts payable	-	-	-	(7,205)
Fx loss (gain)	(13,483)	(4,728)	(15,026)	(4,386)
Loss on termination of capital lease	-	-	-	-
Changes in non-cash working capital
balances related to operations:
Accounts receivable	3,872	8,574	7,986	18,704
GST receivable	(907)	(1,182)	(1,643)	(1,502)
Advances receivable	-	-	-	-
Prepaid expenses and security deposit	35	17	35	17
Accounts payables and accrued liabilities	5,733	(7,039)	(12,176)	(46,011)
Deferred revenue	(7,450)	-	(14,441)	-
Increase (decrease) in due to related parties	14,161	21,816	41,680	34,568

	(71,962)	(75,241)	(148,200)	(178,091)

Investing Activities
Acquisition of marketable securities	-	-	-	-
Increase in deferred charges	-	-	-	-
Acquisition of equipment	-	(78)	(5,192)	(287)
Increase in website costs	(5,535)	(8,598)	(15,537)	(20,179)
Proceeds from disposal of capital assets	-	-	-	-

	(5,535)	(8,676)	(20,729)	(20,466)

Financing Activities
Increase in loans payable	2,655	1,713	5,311	2,426
Increase (decrease) in due to related parties	(1,500)	(1,500)	(3,000)	(3,000)
Decrease in obligation under capital lease	-	-	-	-
Proceeds from issuance of common shares	-	-	-	174,069
Increase in share subscriptions	41,077	68,221	162,210	(10,061)
Increase in special warrant subscriptions	-	-	-	-

	42,232	68,434	164,521	163,434

…/Cont’d.

SEE ACCOMPANYING NOTES

Continued
DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2007 and 2006
(Unaudited – Prepared by management)

	for the three months ended		for the six months ended
	June 30,2007	June 30, 2006	June 30,2007	June 30, 2006
Increase (decrease) in cash during the period	(35,266)	(15,484)	(4,410)	(35,124)
Cash, beginning of the period	69,086	85,238	38,230	104,878
Cash, end of the period	$33,820	$69,754	$33,820	$69,754
Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$-
Income taxes	$-	$-	$-	$-
Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
for the period December 31, 2006 to June 30,2007
(Unaudited – Prepared by management)

					Deficit
					Accumulated
					During the
	Common Stock Issued		Share	Contributed	Development
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, December 31, 2006	24,196,976	$3,870,748	$65,300	$189,500	$(5,394,305)	$(1,268,757)

Issue of shares for cash:
- pursuant to private placements	-	-	-	-	-	-
Issue costs	-	-	-	-	-	-
-pursuant to exercise of warrants	-	-	-	-	-	-
Issue of shares for services rendered	-	-	-	-	-	-
Issue of shares for debt settlement	-	-	-	-	-	-

Share subscriptions			173,847			173,847
Issue costs			(11,637)			(11,637)
Net loss for six months ended June 30, 2007	-	-	-	-	(173,957)	(173,957)

Balance June 30, 2007	24,196,976	$3,870,748	$227,510	$189,500	$(5,568,262)	$(1,280,504)

SEE ACCOMPANYING NOTES

DITTYBASE TECHNOLOGIES INC.
(A Development Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(Unaudited – Prepared by management)

Note 1	Nature and Continuance of Operations

The Company is a development stage company and is developing Internet web site operations to license music online and multimedia management systems for multimedia and broadcast corporations.

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At June 30, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $5,568,262 since its inception and has a working capital deficiency of $1,329,657 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

The Company was incorporated under the laws of the Province of Alberta and was registered as an extra-provincial company under the laws of the Province of British Columbia.

Note 2	Significant Accounting Policies

The interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. These financial statements conform in all material respects with GAAP in the United States of America except as disclosed in Note 15 to the financial statements. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2007
(Unaudited – Prepared by management)– Page 2

Note 2	Significant Accounting Policies – (cont’d)

a)	Principles of Consolidation

These interim consolidated financial statements include the accounts of Dittybase Technologies Inc. and its wholly owned subsidiaries Dittybase Inc. (“Dittybase”), and The Decibel Collective Inc., companies incorporated in the Province of Alberta; and Dittybase America Inc., a company incorporated in the State of Delaware. All significant inter-company transactions and balances have been eliminated.

b)	Equipment and Amortization

Equipment is recorded at cost. The Company provides for amortization using the following methods at the following annual rates:

Furniture and equipment	20% declining balance
Leasehold improvements	5 years straight-line
Computer equipment	30% declining balance
Computer software	100% straight-line

Additions during the years are amortized at one-half the annual rate.

c)	Website Costs

Included in website costs is the cost of internal-use software, including software used to develop and operate the Company’s website. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized.

Website costs are amortized at an annual rate of 100% straight-line; additions during the year are amortized at one-half the annual rate.

d)	Foreign Currency Translation

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Non-monetary items are translated at historical exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2007
(Unaudited – Prepared by management)– Page 3

Note 2	Significant Accounting Policies – (cont’d)

e)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if its more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of the change.

f)	Leases

Leases are classified as either capital or operating. Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company, are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

g)	Financial Instruments

The carrying values of cash, accounts payable and accrued liabilities and loans payable approximate fair value because of the short maturity of those instruments. The carrying values of marketable securities and due to related parties also approximate fair value. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

h)	Revenue Recognition

Revenue from music licence sales to external customers is recognized upon transfer of title, which is completed when the customers download selected music tracks, and collectibility is reasonably assured.

Revenue from royalties with partners who provide the music libraries is recognized upon determination by an independent right reporting organization of royalties earned based on air time of licensed music, and collectibility is reasonably assured.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2007
(Unaudited – Prepared by management)– Page 4

Note 2	Significant Accounting Policies – (cont’d)

i)	Basic and Diluted Loss Per Common Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted-average number of common shares outstanding for the year. Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock. Due to the losses, potentially dilutive securities were excluded from the calculation of diluted LPS, as they were anti-dilutive. Therefore, there was no difference in the calculation of basic and diluted LPS.

j)	Marketable Securities

Marketable securities are carried at the lower of cost or market value.

k)	Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

l)	Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes there has been no impairment of the Company’s long-lived assets as at June 30, 2007.

Note 3	GST Receivable

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2007
(Unaudited – Prepared by management)– Page 5

GST receivable is made up of value-added tax amounts incurred on Canadian expenditures that are refundable from the Government of Canada.

Note 4	Equipment – Notes 7 and 13

	June 30, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$75,657	$(60,018)	$15,639
Computer software	12,056	(11,846)	210
Furniture and equipment	18,339	(14,808)	3,531
Leasehold improvements	2,768	(1,244)	1,524

	$108,820	$(87,916)	$20,904

	June 30, 2006
		Accumulated
	Cost	Amortization	Net

Computer equipment	$70,623	$(54,926)	$15,697
Computer software	11,848	(7,330)	4,518
Furniture and equipment	18,339	(13,925)	4,414
Leasehold improvements	2,768	(895)	1,873

	$103,578	$(77,076)	$26,502

Note 5	Website Costs – Note 9

		Accumulated
	Cost	Amortization	Net
June 30, 2006	1,345,602	(1,322,122)	23,480
June 30, 2007	1,373,584	(1,348,035)	25,549

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2007
(Unaudited – Prepared by management)– Page 6

Note 6	Loans Payable

	June 30, 2007	June 30, 2006

Unsecured, non-interest bearing loans from unrelated
companies, with no specific terms for repayment	54,986	54,986

Unsecured loan from unrelated party bearing interest
at 20% per annum, with no specific terms for	58,418	48,682
repayment
	$113,404	$103,668

Note 7	Capital Leases Payable

The Company failed to make the required monthly lease payments pertaining to obligations under capital leases for computer equipment, software and related warranties and support services acquired in the year ended December 31, 2001. In April 2002, the lessor filed a claim against the Company in the amount of $839,321 for rental arrears and future rent. In June 2002, the computer equipment and software under the capital leases were repossessed by the lessor and the warranties and support services were terminated. The lessor obtained a judgement against the Company in the amount of $428,285 plus costs for the balance of the rental arrears and future rent. The amount of the judgement has been accrued by the Company, and is included in accounts payable.

Note 8	Share Capital – Note 14

Share Subscriptions

As at June 30, 2007:

    the Company received $183,847 in respect to 735,389 units at $0.25 per unit and paid out $12,337 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.35 until November 27, 2008.
    the Company received $25,000 in respect to 100,000 units at $0.25 per unit and paid out $1,750 in issue costs. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.35 if exercised on or before May 22, 2008 and $0.50 if exercised on or before May 22, 2009.
    The Company received $32,750 pursuant to the exercise of 131,000 share purchase warrants at $0.25 per share.
Note 8	Share Capital – Note 14 - (cont’d)

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2007
(Unaudited – Prepared by management)– Page 7

Share Purchase Warrants

At June 30, 2007, the Company had 0 share purchase warrants outstanding.

During the six months ended June 30, 2007, 808,265 share purchase warrants, exercisable at @0.50, expired unexercised.

Stock-based Compensation Plan

The Company has granted directors, employees and consultants common share purchase options. These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant. Under the stock option plan, 25% of the options vest when granted and 12½ % vest every three months thereafter.

A summary of the stock option plan is presented below:

	Years ended December 31,
	2006		2005
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding, beginning of the year	1,895,000	$0.25	-	-
Granted	-	$-	1,895,000	$0.25

Outstanding, end of the year	1,895,000	$0.25	1,895,000	$0.25

Exercisable, end of the year	1,895,000	$0.25	1,895,000	$0.25

During the year ended December 31, 2006, stock-based compensation expense of $Nil (2005: $189,500) was recorded. The weighted average fair value of share purchase options granted in 2005 ($0.10) per option has been determined using the Black-Scholes option valuation model with the following assumptions:

	2006	2005

Expected dividend yield	-	0.0%
Expected volatility	-	73%
Risk-free interest rate	-	2.23%
Expected term in years	-	2 years

As at June 30, 2007, there are 1,895,000 director, employee and consultants share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.25 (US$0.21) per share expiring November 1, 2007.

Note 9	Related Party Transactions

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2007
(Unaudited – Prepared by management)– Page 8

The Company incurred the following costs, expenses and expense recoveries with a Company with a common director and directors and officers of the Company:

	For six months ended June 30,
	2007	2006

Management fees	$34,050	$34,146
Website costs – salaries	10,208	19,044
Wages and benefits to related parties	96,426	88,225
Recovery of rent	(3000)	(3,000)

	$137,684	$138,415

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

The amounts due to related parties are unsecured, non-interest bearing, have no specific terms for repayment and are not convertible into common shares of the Company. These amounts consist of $84,584(2006: $90,584) of loans and $130,525 (2006: 62,601) of unpaid management fees due to a director and a company with a common director, $13,667 (2006: $5,145) of unpaid share issue costs and $37,250 (2006: $28,750) of unpaid wages due to an officer of the Company, $267,915 (2006: $258,915) of unpaid wages due to two officers of the Company, $1,000 (2006: $Nil) of unpaid wages due to an officer and a director of the Company.

During the year ended December 31, 2005, the Company issued 2,200,000 common shares to two directors and 3 officers of the Company for wages and management fees.

Note 10	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. The following transactions have been excluded from the statements of cash flows:

During the six months ended June 30, 2006, the Company:

    issued 2,100,000 common shares at $0.076 per share pursuant to a debt settlement agreement of $159,958 issued 19,071 common shares at $0.35 per share pursuant to services rendered of $6,676
Note 11	Corporate Income Tax Loss Carry-Forwards

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2007
(Unaudited – Prepared by management)– Page 9

At December 31, 2006, the Company has accumulated non-capital losses totalling 3,284,213, which is available to offset taxable income of future years. These losses expire as follows:

2007	498,048
2008	460,892
2009	537,665
2010	299,705
2014	244,381
2015	732,497
2026	359,291
2022	11,417
2023	3,732
2024	2,161
2025	61,707
2026	72,717

$3,284,213

The significant components of the Company’s future tax assets are as follows:

	2006	2005
Temporary differences – capital assets	$506,885	$497,801
Non-capital losses	1,106,795	1,082,730
	1,613,680	1,580,531
Valuation allowance	(1,613,680)	(1,580,531)
	$-	$-

Note 12	Commitments – Notes 7, 8 and 14

i)	The Company has lease commitments for its premises and office equipment, which require minimum payments totalling $48,220 payable as follows:

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2007
(Unaudited – Prepared by management)– Page 10

2007	$18,083
2008	18,083
2009	12,054

$48,220

ii)

During the year ended December 31, 2005, the Company entered into an agreement to obtain private placement financing of up to $2.5 million. The Company has advanced $25,000 as a non-refundable work fee, will pay a commission of 9% of the total amount of the financing upon closing and will issue common share purchase warrants of the Company equal to 10% of the total consideration received divided by the offering price per share.

Note 13	Contingencies

A notice of collection totalling $99,999 has been submitted to the Company for rental of computer equipment. Management is of the opinion that the notice is overstated by $11,436 as the computer equipment was disposed of and applied against the liability. The amount of $88,653 has been accrued by the Company, and is included in accounts payable. Management of the Company is attempting to negotiate a settlement of the remaining liability. The amount of the Company’s remaining liability, if any, is not determinable.

Note 14	Subsequent Events – Note 8

Subsequent to June 30, 2007, the Company:

a)

issued 735,389 common shares at $0.25 per share pursuant to a private placement. Cash proceeds of $183,847 less issue costs of $12,337 were received and recorded as share subscriptions at June 30, 2007. Each common share has one share purchase warrant attached entitling the holder thereof the right to purchase one common share of the Company at $0.35 per share until November 27,2008.

b)	issued 101,000 common shares pursuant to warrants exercised. Cash proceeds of $25,250 were received and recorded as share subscriptions at June 30, 2007.

c)

received $27,000 in respect to 108,000 units at $0.25 per unit less issue costs of $1,890. Each unit conists of one common share and one share purchase warrant. Each share purchase warrant entitles the holders thereof the right to purchase one common share of the Company at a price of $0.35 if exercised on or before May 22, 2008 and $0.50 if exercised on or before May 22, 2009.

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2007
(Unaudited – Prepared by management)– Page 11

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)	Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

Under Canadian GAAP, disclosure of comprehensive loss is required for years commencing on or after October 1, 2006.

b)	New Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position. The interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2007
(Unaudited – Prepared by management)– Page 12

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

b)	New Accounting Standards – (cont’d)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged. The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company’s financial statements issued in 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

c)	The impact of the above on the financial statements for the six months ended June 30 is as follows:

	2007	2006

Net loss for the year per Canadian
GAAP and comprehensive loss for the
year per US GAAP	$(173,957)	$(188,536)
Foreign currency translation adjustment	(15,026)	(4,386)

Net loss for the year under US GAAP	$(188,983)	$(192,923)

Basic income (loss) per share:
Canadian GAAP	$(0.007)	$(0.008)

US GAAP	$(0.007)	$(0.008)

Dittybase Technologies Inc.
(A Development Stage Company)
Notes to the INTERIM Consolidated Financial Statements
June 30, 2007
(Unaudited – Prepared by management)– Page 13

Note 15	Differences Between Generally Accepted Accounting Principles in Canada and the United States of America – (cont’d)

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2007	2006

Share capital
Common shares	$3,870,748	$3,672,966
Share subscriptions	227,510	128,216
Contributed Surplus	-	-
Special warrant subscriptions	-	-

	4,098,258	3,801,183

Accumulated deficit
Balance, beginning of period	(5,400,801)	(4,917,328)
Net loss for the period	(188,983)	(192,923)

	(5,589,784)	(5,110,251)

Accumulated other comprehensive income	7,751	11,924

Shareholders’ deficiency for US GAAP	$(1,483,776)	$(1,297,144)